UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF THE
SECURITIES EXCHANGE ACT OF 1934

For the month of:     January 2011
Commission File Number:  ....001-10691.......

Diageo plc
(Translation of registrant’s name into English)

Lakeside Drive, Park Royal, London NW10 7HQ
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒               Form 40-F ☐

Indicate by check mark whether the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): _______

Indicate by check mark whether the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): _______

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to  Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐              No  ☒

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________

List identifying information required to be furnished
by Diageo plc pursuant to Rule 13a-16 or 15d-16 of
The Securities Exchange Act 1934
1 – 31 January 2011

Information                                                                                     Required by/when

Public Announcements/Press                                                                                                The Stock Exchange, London

Announcement Company releases shares from treasury to satisfy grants made under employee share plans. (05 January 2011)	Announcement Company releases shares from treasury to satisfy grants made under employee share plans. (21 January 2011)
Announcement Company releases shares from treasury to satisfy grants made under employee share plans. (07 January 2011)	Announcement Company releases shares from treasury to satisfy grants made under employee share plans. (26 January 2011)
Announcement
Company notified of transactions in respect of the Diageo Share Incentive Plan and Mr Walsh and PDMRs inform the Company of their interests therein.
Dr Humer informs the Company of his beneficial interests.
(10 January 2011)
Announcement Company announces that it has entered into a strategic partnership in Vietnam. (26 January 2011)
Announcement Company releases shares from treasury to satisfy grants made under employee share plans. (12 January 2011)	Announcement Company releases shares from treasury to satisfy grants made under employee share plans. (28 January 2011)
Announcement Company releases shares from treasury to satisfy grants made under employee share plans. (14 January 2011)	Announcement Company releases shares from treasury to satisfy grants made under employee share plans. (31 January 2011)
Announcement Company releases shares from treasury to satisfy grants made under employee share plans. (17 January 2011)	Announcement Company announces total voting rights. (31 January 2011)
Announcement Company releases shares from treasury to satisfy grants made under employee share plans. (19 January 2011)

Company	Diageo PLC
TIDM	DGE
Headline	Transaction in Own Shares
Released	12:28 05-Jan-2011
Number	11228-70AE

TO:	Regulatory Information Service

PR Newswire

RE:	PARAGRAPH 12.6.4 OF THE LISTING RULES

Diageo plc - Transaction in Own Shares

Diageo plc (the "Company") announces that today, it released from treasury 39,890 ordinary shares of 28 101/108 pence each ("Ordinary Shares"), to satisfy grants made under employee share plans. The average price at which these Ordinary Shares were released from treasury was 995.16 pence per share.

Following this release, the Company holds 251,145,197 Ordinary Shares as treasury shares and the total number of Ordinary Shares in issue (excluding shares held as treasury shares) is 2,502,829,565.

J Nicholls

Deputy Company Secretary

5 January 2011

Company	Diageo PLC
TIDM	DGE
Headline	Transaction in Own Shares
Released	14:55 07-Jan-2011
Number	11455-E75D

TO:	Regulatory Information Service

PR Newswire

RE:	PARAGRAPH 12.6.4 OF THE LISTING RULES

Diageo plc - Transaction in Own Shares

Diageo plc (the "Company") announces that today, it released from treasury 27,221 ordinary shares of 28 101/108 pence each ("Ordinary Shares"), to satisfy grants made under employee share plans. The average price at which these Ordinary Shares were released from treasury was 995.16 pence per share.

Following this release, the Company holds 251,117,976 Ordinary Shares as treasury shares and the total number of Ordinary Shares in issue (excluding shares held as treasury shares) is 2,502,856,786.

J Nicholls

Deputy Company Secretary

7 January 2011

Company	Diageo PLC
TIDM	DGE
Headline	Director/PDMR Shareholding
Released	16:14 10-Jan-2011
Number	11614-0FEB

TO:	Regulatory Information Service

PR Newswire

RE:	PARAGRAPH 3.1.4 OF THE DISCLOSURE AND TRANSPARENCY RULES

The notifications listed below were all received under Paragraph 3.1.2 of the Disclosure and Transparency Rules.

Diageo plc (the "Company") announces that:

1. It received notification on 10 January 2011 of the following allocations of ordinary shares of 28 101/108 pence each in the Company ("Ordinary Shares") under the Diageo Share Incentive Plan (the "Plan"), namely:

(i) the following director of the Company was allocated Ordinary Shares on 10 January 2011 under the Plan, by Diageo Share Ownership Trustees Limited (the "Trustee"):

Name of Director	Number of Ordinary Shares

PS Walsh	17

(ii) the following Persons Discharging Managerial Responsibilities ("PDMR") were allocated Ordinary Shares on 10 January 2011 under the Plan, by the Trustee:

Name of PDMR	Number of Ordinary Shares

N Blazquez	15

S Fletcher	17

D Gosnell	17

J Grover	17

A Morgan	17

G Williams	17

I Wright	17

The number of Ordinary Shares allocated comprises those purchased on behalf of the employee using an amount which the employee has chosen to have deducted from salary ("Sharepurchase") and those awarded to the employee by the Company ("Sharematch") on the basis of one Sharematch Ordinary Share for every two Sharepurchase Ordinary Shares.

The Sharepurchase Ordinary Shares were purchased and the Sharematch Ordinary Shares were awarded at a price per share of £12.14.

The Ordinary Shares are held by the Trustee and in the name of the Trustee. Sharepurchase Ordinary Shares can normally be sold at any time. Sharematch Ordinary Shares cannot normally be disposed of for a period of three years after the award date.

2. It received notification on 10 January 2011 from Dr FB Humer, a director of the Company, that he had purchased 655 Ordinary Shares on 10 January 2011 under an arrangement with the Company, whereby he has agreed to use an amount of £8,000 each month, net of tax, from his director's fees to purchase Ordinary Shares. Dr Humer has agreed to retain the Ordinary Shares while he remains a director of the Company.

The Ordinary Shares were purchased at a price per share of £12.14.

As a result of the above transactions, interests of directors and PDMRs in the Company's Ordinary Shares and ADS (excluding options, awards under the Company's LTIPs and interests as potential beneficiaries of the Company's Employee Benefit Trusts) are as follows:

Name of Director	Number of Ordinary Shares

Dr FB Humer	28,686

PS Walsh	666,271

Name of PDMR	Number of Ordinary Shares

N Blazquez	51,301

S Fletcher	94,978

D Gosnell	72,497

J Grover	154,458

A Morgan	150,346

G Williams	185,914 (of which 6,144 are held as ADS*)

I Wright	25,144

J Nicholls

Deputy Company Secretary

10 January 2011

*1 American Depositary Share is the equivalent of 4 Ordinary Shares.

Company	Diageo PLC
TIDM	DGE
Headline	Transaction in Own Shares
Released	15:14 12-Jan-2011
Number	11505-C618

TO:	Regulatory Information Service

PR Newswire

RE:	PARAGRAPH 12.6.4 OF THE LISTING RULES

Diageo plc - Transaction in Own Shares

Diageo plc (the "Company") announces that today, it released from treasury 34,624 ordinary shares of 28 101/108 pence each ("Ordinary Shares"), to satisfy grants made under employee share plans. The average price at which these Ordinary Shares were released from treasury was 995.16 pence per share.

Following this release, the Company holds 251,083,352 Ordinary Shares as treasury shares and the total number of Ordinary Shares in issue (excluding shares held as treasury shares) is 2,502,891,410.

J Nicholls

Deputy Company Secretary

12 January 2011

Company	Diageo PLC
TIDM	DGE
Headline	Transaction in Own Shares
Released	14:30 14-Jan-2011
Number	11430-9CA0

TO:	Regulatory Information Service

PR Newswire

RE:	PARAGRAPH 12.6.4 OF THE LISTING RULES

Diageo plc - Transaction in Own Shares

Diageo plc (the "Company") announces that today, it released from treasury 15,068 ordinary shares of 28 101/108 pence each ("Ordinary Shares"), to satisfy grants made under employee share plans. The average price at which these Ordinary Shares were released from treasury was 995.16 pence per share.

Following this release, the Company holds 251,068,284 Ordinary Shares as treasury shares and the total number of Ordinary Shares in issue (excluding shares held as treasury shares) is 2,502,909,478.

J Nicholls

Deputy Company Secretary

14 January 2011

Company	Diageo PLC
TIDM	DGE
Headline	Transaction in Own Shares
Released	14:29 17-Jan-2011
Number	11428-7D3E

TO:	Regulatory Information Service

PR Newswire

RE:	PARAGRAPH 12.6.4 OF THE LISTING RULES

Diageo plc - Transaction in Own Shares

Diageo plc (the "Company") announces that today, it released from treasury 45,084 ordinary shares of 28 101/108 pence each ("Ordinary Shares"), to satisfy grants made under employee share plans. The average price at which these Ordinary Shares were released from treasury was 995.16 pence per share.

Following this release, the Company holds 251,023,200 Ordinary Shares as treasury shares and the total number of Ordinary Shares in issue (excluding shares held as treasury shares) is 2,502,954,562.

J Nicholls

Deputy Company Secretary

17 January 2011

Company	Diageo PLC
TIDM	DGE
Headline	Transaction in Own Shares
Released	14:07 19-Jan-2011

TO:	Regulatory Information Service

PR Newswire

RE:	PARAGRAPH 12.6.4 OF THE LISTING RULES

Diageo plc - Transaction in Own Shares

Diageo plc (the "Company") announces that today, it released from treasury 41,224 ordinary shares of 28 101/108 pence each ("Ordinary Shares"), to satisfy grants made under employee share plans. The average price at which these Ordinary Shares were released from treasury was 995.16 pence per share.

Following this release, the Company holds 250,981,976 Ordinary Shares as treasury shares and the total number of Ordinary Shares in issue (excluding shares held as treasury shares) is 2,502,995,786.

J Nicholls

Deputy Company Secretary

19 January 2011

Company	Diageo PLC
TIDM	DGE
Headline	Transaction in Own Shares
Released	14:41 21-Jan-2011
Number	11441-9310

TO:	Regulatory Information Service

PR Newswire

RE:	PARAGRAPH 12.6.4 OF THE LISTING RULES

Diageo plc - Transaction in Own Shares

Diageo plc (the "Company") announces that today, it released from treasury 58,815 ordinary shares of 28 101/108 pence each ("Ordinary Shares"), to satisfy grants made under employee share plans. The average price at which these Ordinary Shares were released from treasury was 995.16 pence per share.

Following this release, the Company holds 250,923,161 Ordinary Shares as treasury shares and the total number of Ordinary Shares in issue (excluding shares held as treasury shares) is 2,503,054,601.

J Nicholls

Deputy Company Secretary

21 January 2011

Company	Diageo PLC
TIDM	DGE
Headline	Transaction in Own Shares
Released	14:37 26-Jan-2011
Number	11437-4417

TO:	Regulatory Information Service

PR Newswire

RE:	PARAGRAPH 12.6.4 OF THE LISTING RULES

Diageo plc - Transaction in Own Shares

Diageo plc (the "Company") announces that today, it released from treasury 47,707 ordinary shares of 28 101/108 pence each ("Ordinary Shares"), to satisfy grants made under employee share plans. The average price at which these Ordinary Shares were released from treasury was 995.16 pence per share.

Following this release, the Company holds 250,875,454 Ordinary Shares as treasury shares and the total number of Ordinary Shares in issue (excluding shares held as treasury shares) is 2,503,102,308.

J Nicholls

Deputy Company Secretary

26 January 2011

Company	Diageo PLC
TIDM	DGE
Headline	Diageo enters partnership in Vietnam
Released	15:05 26-Jan-2011
Number	1365A15
RNS Number : 1365A
Diageo PLC
26 January 2011

26 January 2011
Diageo enters into strategic partnership agreement in Vietnam

Diageo, the world's leading premium drinks business, has entered into a strategic partnership agreement with Hanoi Liquor Joint Stock Company ("Halico") in Vietnam.  In addition, Diageo has agreed to acquire a 23.6% stake in Halico from VinaCapital Vietnam Opportunity Fund Limited, for approximately £33 million.

Halico is the largest domestic branded spirits producer in Vietnam.  The strategic partnership agreement with Halico represents a significant venture by Diageo into the fast growing Vietnamese branded spirits sector.  Halico is well-positioned to benefit from this growth given its significant distribution scale and recent investment in a new state of the art production facility.  As Halico's strategic partner, Diageo will assist Halico in enhancing its capabilities across a range of functions, including innovation, branding, supply, distribution and corporate relations.  In return, Diageo will become a long term equity investor in Halico and its main brand Vodka Hanoi.

In parallel and separately, Diageo will continue to develop its international premium spirits portfolio, led by Johnnie Walker, Smirnoff and Baileys, through its wholly owned subsidiary Diageo Vietnam, Limited.

Mr Ho Van Hai, Director of Halico said, 'Halico has seen double digit growth in the last four years, but we are very keen to accelerate our development as Vietnam continues to offer attractive growth potential. Diageo is a great partner for us - they have experience working with large local industry players and have a reputation for building iconic brands. Their understanding of consumers and cultures in Asia and their commitment to this region gives us the confidence that, as a result of this partnership, we will take Halico and our brands to greater heights.'

Mr Gilbert Ghostine, President of Diageo Asia Pacific commented, 'Halico is Vietnam's number one local sprits company with the number one vodka brand, Vodka Hanoi. Their strong distribution and recent investment into their state of the art production facility speaks of their ambitions in this market. Diageo has many successful partnerships in Asia Pacific and partnerships are integral to the way we want to grow our business in this region.'

Diageo expects to complete the investment in Halico in its 2011 fiscal year, subject to customary conditions to completion.  In Diageo's financial statements, the 23.6% stake in Halico will be accounted for as an associate.

ENDS
Investor enquiries:

Angela Ryker Gallagher
+44 (0)20 8978 4911

Kelly Padgett
+1 202 715 1110
investor.relations@diageo.com

Media enquiries:

Rowan Pearman
+44 (0)20 8978 4751

media@diageo.com

Editor notes

Diageo is  the world's  leading premium  drinks business  with a collection  of  beverage  alcohol  brands  across  spirits,  beer and wine. These brands include Johnnie Walker, Guinness, Smirnoff,  J&B, Baileys, Cuervo, Tanqueray and Captain Morgan.

Diageo is a global company, with its products sold in more  than 180 countries around  the world. The company is listed on both the New York Stock Exchange (DEO) and the London Stock Exchange (DGE).  For more information about Diageo, its people, brands, and performance, visit www.diageo.com.

Halico, was founded in 1898 and is the largest domestic branded spirits producer in Vietnam.  The business produces and supplies spirits to a diverse range of customers across Vietnam.  Halico's main brand is Vodka Hanoi.  Hanoi Beverage Company is the largest shareholder of Halico, holding approximately 54% of its equity.
Forward-looking statements

This document contains 'forward-looking statements'. These forward-looking statements can be identified by the fact that they do not relate only to historical or current facts. In particular, forward looking statements include all statements that express forecasts, expectations, plans, outlook and projections with respect to future matters, including trends in results of operations, margins, growth rates, overall market trends, the impact of interest or exchange rates, the availability or cost of financing to Diageo, anticipated cost savings or synergies, the completion of Diageo's strategic transactions and restructuring programmes, anticipated tax rates, expected cash payments, outcomes of litigation and general economic conditions. By their nature, forward-looking statements involve risk and uncertainty because they relate to events and depend on circumstances that will occur in the future. There are a number of factors that could cause actual results and developments to differ materially from those expressed or implied by these forward-looking statements, including factors that are outside Diageo's control. All oral and written forward-looking statements made on or after the date of this document and attributable to Diageo are expressly qualified in their entirety by the 'risk factors' contained in Diageo's annual report on Form 20-F for the year ended 30 June 2010 filed with the US Securities and Exchange Commission ("SEC"). Any forward-looking statements made by or on behalf of Diageo speak only as of the date they are made. Diageo does not undertake to update forward-looking statements to reflect any changes in Diageo's expectations or any changes in events, conditions or circumstances on which any such statement is based. The reader should, however, consult any additional disclosures that Diageo may make in documents it publishes and/or files with the SEC.  All readers, wherever located, should take note of these disclosures. The information in this document does not constitute an offer to sell or an invitation to buy shares in Diageo plc or an invitation or inducement to engage in any other investment activities.  Past performance cannot be relied upon as a guide to future performance.

This information is provided by RNS
The company news service from the London Stock Exchange

END

Company	Diageo PLC
TIDM	DGE
Headline	Transaction in Own Shares
Released	14:59 28-Jan-2011
Number	11459-3F5D

TO:	Regulatory Information Service

PR Newswire

RE:	PARAGRAPH 12.6.4 OF THE LISTING RULES

Diageo plc - Transaction in Own Shares

Diageo plc (the "Company") announces that today, it released from treasury 650,336 ordinary shares of 28 101/108 pence each ("Ordinary Shares"), to satisfy grants made under employee share plans. The average price at which these Ordinary Shares were released from treasury was 995.16 pence per share.

Following this release, the Company holds 250,225,118 Ordinary Shares as treasury shares and the total number of Ordinary Shares in issue (excluding shares held as treasury shares) is 2,503,752,644.

J Nicholls

Deputy Company Secretary

28 January 2011

Company	Diageo PLC
TIDM	DGE
Headline	Transaction in Own Shares
Released	14:57 31-Jan-2011
Number	11454-B151

TO:	Regulatory Information Service

PR Newswire

RE:	PARAGRAPH 12.6.4 OF THE LISTING RULES

Diageo plc - Transaction in Own Shares

Diageo plc (the "Company") announces that today, it released from treasury 26,862 ordinary shares of 28 101/108 pence each ("Ordinary Shares"), to satisfy grants made under employee share plans. The average price at which these Ordinary Shares were released from treasury was 995.16 pence per share.

Following this release, the Company holds 250,198,256 Ordinary Shares as treasury shares and the total number of Ordinary Shares in issue (excluding shares held as treasury shares) is 2,503,779,506.

J Nicholls

Deputy Company Secretary

31 January 2011

Company	Diageo PLC
TIDM	DGE
Headline	Total Voting Rights
Released	14:58 31-Jan-2011
Number	11455-EE22

TO:	Regulatory Information Service

PR Newswire

RE:	Paragraph 5.6.1 of the Disclosure and Transparency Rules

Diageo plc - Voting Rights and Capital

In conformity with Paragraph 5.6.1 of the Disclosure and Transparency Rules Diageo plc (the "Company") would like to notify the market of the following:

The Company's issued capital consists of 2,753,977,762 ordinary shares of 28 101/108 pence each ("Ordinary Shares") with voting rights, which includes 250,198,256 Ordinary Shares held in Treasury.

Therefore, the total number of voting rights in the Company is 2,503,779,506 and this figure may be used by shareholders as the denominator for the calculations by which they will determine if they are required to notify their interest in, or a change to their interest in, the Company under the FSA's Disclosure and Transparency Rules.

J Nicholls

Deputy Company Secretary

31 January 2011

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.

Diageo plc (Registrant)

Date: 7 February 2011	By: /s/ C Kynaston
Name: Claire Kynaston
Title: Assistant Company Secretary